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                                                                  EXHIBIT (a)(3)

                              [HOWMET LETTERHEAD]

For:
         HOWMET INTERNATIONAL INC.
         475 Steamboat Road
         Greenwich, CT  06830-7144
         Contact: Roland Paul
                  203-625-8770 Tel




Release date: 2 June 2000


              ALCOA AND HOWMET AGREE TO $21 PER SHARE ACQUISITION

Greenwich, Connecticut -- Howmet International Inc. (NYSE: HWM) (www.howmet.com) announced today the signing of a definitive acquisition agreement with Alcoa Inc. In connection with this agreement, which was approved by the Howmet Board of Directors, upon the recommendation of the Independent Directors Committee of the Board, Alcoa has amended its tender offer to purchase shares of Howmet common stock to increase the purchase price to $21 per share in cash. Alcoa's tender offer remains subject to the condition that a majority of the publicly held Howmet shares be tendered, and is also subject to certain other customary conditions. If Alcoa acquires Howmet shares in the tender offer, it will acquire any remaining shares for the same price in a subsequent merger between Alcoa's acquisition subsidiary and Howmet. Howmet will mail a supplement to its Schedule 14D-9 to Howmet shareholders promptly.

Headquartered in Greenwich, Connecticut, Howmet is the world's largest manufacturer of precision castings, primarily for jet aircraft and industrial gas turbine engines. Howmet and its subsidiaries operate 29 production facilities in the United States, Canada, France, the United Kingdom and Japan.


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